 Exhibit 99.2
PURCHASE AGREEMENT

This Agreement dated September 4, 2018 is made

BETWEEN:

CAMECO CORP., a company existing under the laws of Canada

(“Cameco”)

AND:

DENISON MINES CORP., a company existing under the laws of Ontario

(“Denison”)

RECITALS

A. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., Cameco and JCU (Canada) Exploration Company Limited (“JCU”) are parties to a joint venture (the “Joint Venture”) formed pursuant to an agreement dated for reference December 28, 1978 (the “JV Agreement”), originally between AGIP Canada Ltd., E&B Explorations Ltd. and Saskatchewan Mining Development Corporation with respect to the mineral project known as the Wheeler River project (the “Project”);

B. Cameco wishes to sell, and Denison wishes to purchase, 100% of Cameco’s interest in the Joint Venture (the “Cameco JV Interest”), being a 26.7% interest in the Joint Venture (and reducing to approximately a 24% interest in the Joint Venture upon completion of the 2018 work program in accordance with the terms of the letter agreement dated January 9, 2017) and an interest in a net profits royalty on the Project, on and subject to the terms and conditions set forth herein; and

C. Pursuant section 14.01 of the JV Agreement, JCU and Denison have certain rights of first refusal to the sale of any Participation Interest (as that term is defined in the JV Agreement) of Cameco and, should JCU wish to exercise such right, JCU shall be entitled to purchase its pro-rata interest, being approximately 13.16% of the Cameco JV Interest (the “JCU ROFR”).

NOW THEREFORE IN CONSIDERATION of the premises and mutual agreements in this Agreement, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1  Definitions.

“Agreement” means this Purchase Agreement, together with all the Exhibits and the Schedules attached thereto.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (i) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law, rule, municipal by-law, Order or other requirement having the force of law, (ii) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Government Authority having jurisdiction over it, or charged with its administration or interpretation.

“Block Trade” means a “block trade” (as such term is customarily understood in the securities industry) of a number of Consideration Shares greater than 500,000 shares.

“Board” means the board of directors of Denison.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the Provinces of Ontario or Saskatchewan.

“Cameco” means Cameco Corp.

“Cameco JV Interest” has the meaning given in the recitals hereto.

“Consideration Shares” has the meaning set out in Section 2.2.

“Closing” means the completion of the purchase and sale of the Cameco JV Interest in accordance with the provisions of this Agreement.

“Closing Date” means the date on which Closing occurs.

“Closing Time” means 11:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be mutually agreed in writing by the Parties.

“Consent” means any consent, approval, permit, waiver, ruling, authorization, notice, exemption or acknowledgement from any Person.

“Damages” means, whether or not involving a third party claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, taxes, damages available at law or in equity (excluding indirect, incidental or consequential loss, liability, damage or expense, as well as loss of profits, loss of business opportunity or diminution in value) or expense (including reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation).

“Denison” means Denison Mines Corp.

“Exchanges” means the Toronto Stock Exchange and NYSE American exchanges.

“Financial Statements” means the audited consolidated financial statements of Denison as at and for the year ended December 31, 2017, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated financial statements of Denison as at and for the three and six months ended June 30, 2018, each of which form part of the Public Disclosure Documents.

“Governmental Authority” means:

(a)
any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)
any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)
any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)
any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“Interim Period” means the period from the date of this Agreement to the Closing.

“JCU” means JCU (Canada) Exploration Company Limited.

“JCU ROFR” has the meaning given in the recitals hereto.

“Joint Venture” has the meaning given in the recitals hereto.

“JV Agreement” has the meaning given in the recitals hereto.

“Law” has the meaning set out in the definition of “Applicable Law”.

“Legal Proceeding” means any litigation, action, application, suit, investigation, charge, hearing, claim, complaint, deemed complaint, grievance or expropriation, or any civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review.

“Liens” has the meaning set out in Section 3.1(5).

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Project” has the meaning given in the recitals hereto.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of Denison with the relevant Securities Regulators pursuant to the requirements of applicable securities Laws, including all documents publicly available on Denison’s SEDAR profile.

“Purchase Price” has the meaning set out in Section 2.2.

“Release Agreement” means the release agreement between Denison and Cameco substantially in the form attached to this Agreement as Schedule “A”.

“Sale Notice” has the meaning set out in Section 2.3(4).

“Sale Response Period” has the meaning set out in Section 2.3(4).

“Sale Shares” has the meaning set out in Section 2.3(4).

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces of Canada and in any other jurisdictions whose securities Laws are applicable to Denison, and the Exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation or other disposition, where possession, legal title, beneficial ownership or the economic risk or return associated with the disposition passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring; or (ii) any agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” and “Transferring” will have the corresponding meanings.

“Transfer Documents” has the meaning set out in Section 4.2(2).

1.2 Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

1.3 Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

1.4 Section References. Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement.

1.5 Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

1.6 References to this Agreement.  The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

1.7 Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable instruments, guidelines, bulletins or policies made in connection therewith.

1.8 Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

ARTICLE 2
PURCHASE OF ASSETS

2.1 Purchase and Sale. At the Closing Time, on and subject to the terms and conditions of this Agreement, Cameco shall sell, transfer, assign, deliver and convey to Denison, and Denison shall purchase from Cameco, subject to the JCU ROFR, the Cameco JV Interest and all right, title and interest of Cameco in and to the Project and the JV Agreement.

2.2 Purchase Price. Subject to adjustment in the event that JCU exercises the JCU ROFR, the aggregate price payable by Denison to Cameco for the Cameco JV Interest (the “Purchase Price”) shall be CAD$15,999,750, which shall be satisfied by Denison through the issuance of 24,615,000 common shares in the capital of Denison (the “Consideration Shares”) at a deemed price of CAD$0.65 per Consideration Share. Should JCU exercise the JCU ROFR in respect of the Cameco JV Interest, the Purchase Price shall be adjusted downwards in proportion to the percentage interest of the Cameco JV Interest over which the JCU ROFR applies.

2.3 Restrictions on Transfer.

(1) Cameco acknowledges that the certificate(s) representing the Consideration Shares will bear the following restrictive legends required by applicable Laws and Exchange requirements:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

(2) Cameco covenants, acknowledges and agrees that, during the period commencing on the Closing Date and ending on the date which is six months after the Closing Date, it will not, directly or indirectly, Transfer any Consideration Shares without first having obtained the prior written consent of Denison, which consent is within the sole discretion of Denison and may be unreasonably withheld.

(3) Cameco further covenants, acknowledges and agrees that, for the period commencing on the date which is six months after the Closing Date and ending on the first anniversary of the Closing Date, it will not, directly or indirectly, Transfer any Consideration Shares without (i) first having obtained the prior written consent of Denison, which consent is within the sole discretion of Denison and may be unreasonably withheld, or (ii) complying with the provisions of Section 2.3(4).

(4) If Cameco wishes to Transfer any of the Consideration Shares (the “Sale Shares”) during the period commencing on the date which is six months after the Closing Date and ending on the first anniversary of the Closing Date, and has not otherwise obtained the prior written consent of Denison as contemplated in Section 2.3(3) then:

(a)
Cameco will first give written notice to Denison (the “Sale Notice”), specifying the number of Sale Shares Cameco wishes to sell and the minimum cash price which Cameco is prepared to accept, and Denison will then have the right for a period of five (5) Business Days after receipt of the Sale Notice (the “Sale Response Period”) to designate the purchaser(s) of the Sale Shares. If Denison elects to designate such purchaser(s) of the Sale Shares, Cameco will be provided, prior to the expiry of the Sale Response Period, with one or more executed purchase agreements with respect to the sale of all such Sale Shares which shall be negotiated in good faith during the Sale Response Period between such purchaser(s), Denison and Cameco, and shall be in form and substance acceptable to Cameco, acting reasonably. In the event that Denison declines to designate the purchaser(s) for the Sale Shares or fails to provide Cameco with one or more executed purchase agreements as required, then Cameco may for a period of thirty (30) days following the expiry of the Sale Response Period sell the Sale Shares to other purchasers, at the discretion of Cameco, provided that the aggregate number of Sale Shares sold in any one day to other purchasers shall not exceed 10% of the average daily volume of the common shares of Denison traded on the Exchanges for the 20 trading day period prior to the date of the Transfer at not less than the minimum cash price specified in its Sale Notice; or

(b)
Cameco may conduct Transfers that constitute Block Trades, provided that to the knowledge of Cameco after commercially reasonable inquiry as to the identity of each prospective purchaser, the purchaser in any such Block Trade is: (i) a mutual fund that is a registered investment company under the United States Investment Company Act of 1940, as amended or (ii) if the purchaser in any such Block Trade is not a mutual fund that is a registered investment company under the United States Investment Company Act of 1940, as amended, then such purchaser, together with any Persons or group to which the purchaser belongs, would collectively beneficially own less than 5% of the issued and outstanding common shares of Denison immediately after giving effect to such Block Trade.

For greater certainty, Section 2.3(3) and (4) shall not restrict Cameco from tendering Consideration Shares to a take-over bid made in compliance with applicable Laws.

2.4 Covenants. Cameco covenants and agrees, for a period of one year after the Closing Date, that Cameco shall:

(a)
vote its Consideration Shares in favour of the election of the Denison’s management’s proposed nominees for election to the Board at every shareholders meeting at which directors are to be elected;

(b)
not effect, conduct or participate in any solicitation of proxies with respect to any securities of Denison (other than any solicitation of proxies conducted by management of Denison) against management’s proposed nominees for election to the Board; and

(c)
not initiate any shareholder proposal or takeover bid for securities of Denison or otherwise attempt to cause a change of control of Denison.

2.5 Interim Period. During the Interim Period, Cameco shall perform all obligations required to be performed by Cameco under this Agreement and the JV Agreement, co-operate with Denison in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement.  For greater certainty, during the Interim Period, Cameco hereby retains all right and entitlement under the JV Agreement to:

(a)
(i) receive notice of, attend and/or vote at meetings of the Management Committee (as defined in the JV Agreement), (ii) receive technical information on the Project, and (iii) receive plans or budgets relating to the Project; and

(b)
receive any information with respect to the preliminary feasibility study on the Project (the “PFS”) and participate in any technical reviews of the PFS and/or Management Committee votes with regards to approving the PFS.

2.6   Waiver of ROFR. During the Interim Period, Cameco hereby irrevocably waives its right of first refusal under article 14 of the JV Agreement with respect to any proposed or future sale, assignment, transfer, conveyance or other disposition of JCU’s interest in the Joint Venture and the Project to Denison at a price no greater than the Purchase Price, calculated on a pro rata basis, and on terms substantially similar to this Agreement. For greater certainty, in the event that the Agreement is terminated in accordance with Section 4.8, Cameco’s right of first refusal under article 14 of the JV Agreement shall revert and continue in full force and effect in accordance with its terms in the JV Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Cameco. As a material inducement to Denison entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that Denison is entering into this Agreement in reliance upon the representations and warranties of Cameco set out in this Section 3.1, Cameco represents and warrants to Denison as follows:

(1) Due Formation. Cameco is a corporation duly formed, validly existing and organized under the laws of its governing jurisdiction and has the requisite power to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations hereunder and under all such other agreements and instruments and to own the Cameco JV Interest. No act or proceeding has been taken or authorized by or against Cameco by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of Cameco or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Cameco and no such proceedings have been threatened by any other Person.

(2) Authorization. The execution, delivery and performance of this Agreement and all other agreements and instruments to be executed by Cameco as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by Cameco. No Consent is required in order for Cameco to enter into this Agreement or to complete its obligations hereunder. The completion of the transactions contemplated by this Agreement will not breach any Applicable Law, the articles or by-laws, or similar documents, of Cameco, or any contract or agreement to which Cameco is a party.

(3) Enforceability of Obligations. This Agreement constitutes the valid and binding obligation of Cameco enforceable against Cameco in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. Cameco is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the Closing.

(4) Right to Purchase. Other than JCU’s and Denison’s rights under JV Agreement, no person, firm or corporation, has any agreement or option or any right capable of becoming an agreement for the purchase of some or all of the Cameco JV Interest or any right capable of becoming an agreement for the purchase of Cameco’s interest in the Joint Venture or the Project.

(5) Title to and Sufficiency of Purchased Assets.

Subject to JCU’s and Denison’s rights under JV Agreement:

(a)
the Cameco JV Interest is owned by Cameco free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges or encumbrances of any kind (collectively, “Liens”);

(b)
Cameco has good and marketable title to the Cameco JV Interest and will convey to Denison pursuant to this Agreement good and marketable title to the Cameco JV Interest free and clear of any Liens;

(c)
there are no options, warrants, agreements, rights or privileges with respect to the purchase of any of the Cameco JV Interest; and

(d)
the sale and transfer to Denison of the Cameco JV Interest will not result in the breach of the provisions of any agreement, indenture, deed, debenture, mortgage, bond or other document or instrument to which Cameco is a party or by which it is bound;

(6) Legal Proceedings. There is no Legal Proceeding in progress, pending or threatened against or affecting Cameco, or any of its property or assets or title thereto, nor is there any factual or legal basis on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting Cameco, or any of its property or assets which involves or could have an effect on the Project, the Joint Venture, the JV Agreement and the parties thereto, the Cameco JV Interest, this Agreement or the transactions contemplated herein.

(7) Residence. Cameco is not a non-resident of Canada for purposes of section 116 of the Income Tax Act (Canada).

(8) Consideration Shares. Cameco has been independently advised as to restrictions with respect to trading in and the restricted period or statutory hold period applicable to the Consideration Shares imposed by Applicable Laws in the jurisdiction in which it resides and the policies of the Exchanges, confirms that no representation has been made to it by or on behalf of Denison with respect thereto. Cameco acknowledges that it is aware of the characteristics of the Consideration Shares, the risks relating to an investment therein, and Cameco agrees that any certificates representing the Consideration Shares will bear a legend indicating that the sale of such securities is restricted. Cameco further acknowledges that it should consult its own legal counsel in its jurisdiction for full particulars of applicable resale restrictions.

(9) No Reliance. Cameco acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities and results of operations of the Joint Venture, including the PFS, and of Denison and its subsidiaries and the nature and condition of their respective properties and assets and businesses and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Section 3.2. Cameco acknowledges that neither Denison, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Denison, the Joint Venture and its subsidiaries, their businesses or other matters except as expressly provided in Section 3.2. Without limiting the generality of the foregoing, Cameco hereby acknowledges and agrees that none of Denison, its subsidiaries or any other Person shall be subject to any liability or any indemnification claim by Cameco, for any inaccuracy, misstatement or omission with respect to any estimates, forecasts, projections or other predictions for the business of the Joint Venture, Denison or its subsidiaries, or materials, documents or information relating to the business of the Joint Venture, Denison or its subsidiaries or the transactions contemplated hereby, whether written or oral, made available to Cameco or its representatives in any data room, presentation by Denison, its subsidiaries or any of their affiliates, discussion or otherwise, except as expressly covered by a representation or warranty provided by Denison in Sections 3.2 and 3.3.

3.2 Representations and Warranties of Denison. Denison represents and warrants to Cameco as follows:

(1) Due Formation. Denison is a corporation duly formed, validly existing and organized under the laws of its governing jurisdiction and has the requisite power to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments to own its property and assets and to carry on business as it is now being conducted. No act or proceeding has been taken or authorized by or against Denison by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of Denison or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Denison and no such proceedings have been threatened by any other Person.

(2) Authorization. The execution, delivery and performance of this Agreement and all other agreements and instruments to be executed by Denison as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized. The completion of the transactions contemplated by this Agreement will not breach any Applicable Law or the articles or by-laws, or similar documents of Denison or any contract or agreement to which Denison is a party.

(3) Enforceability of Obligations. This Agreement constitutes the valid and binding obligation of Denison enforceable against Denison in accordance with its terms, subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. Denison is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the Closing.

(4) Consideration Shares. At the Closing Time, the issuance of the Consideration Shares will have been duly authorized and, when issued, be issued as fully paid and non-assessable common shares in the capital of Denison.

(5) Shareholder Approval. Denison is not required to obtain shareholder approval for the transactions contemplated by this Agreement.

(6) Financial Statements.

(a)
The Financial Statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis throughout the periods involved and present fairly, in all material respects, the financial condition and performance of Denison and its subsidiaries, on a consolidated basis, as at the dates specified therein and for the periods then ended. Denison does not intend to correct or restate, nor, to the knowledge of Denison, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(b)
There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Denison or any of its subsidiaries with unconsolidated entities or other Persons.

(c)
Neither Denison nor any of its subsidiaries has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Public Disclosure Documents, other than liabilities: (i) incurred in the normal course of business; or (ii) which would not constitute an adverse material adverse fact in respect of Denison.

(7) Regulatory and Other Compliance.

(a)
Denison is a “reporting issuer” (or the equivalent) in each of the provinces of Canada and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. Denison has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke Denison’s reporting issuer status.

(b)
Since December 31, 2016, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change as of the date hereof relating to Denison which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR. Denison has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Authority which at the date hereof remains confidential.

(8) Information. Denison, as operator of the Joint Venture, has provided Cameco with information in regards to the ongoing operations of the Joint Venture in accordance with the normal operating practices of the Joint Venture, which information is believed to be materially complete. Denison has also provided Cameco with information and current draft or preliminary documentation regarding the ongoing preparation of the PFS, however Denison makes no representation or warranty regarding the accuracy or completeness of such information or documentation pending completion of the PFS and its certification by a Qualified Person.

3.3 Commissions. Each Party represents and warrants to the other Parties that such other Parties will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1 Closing. The Closing shall take place at the Closing Time on the Closing Date by exchange of electronically executed documents, or at such other time on the Closing Date or such other place as may be agreed to in writing by the Parties.

4.2 Cameco’s Closing Documents. At the Closing, Cameco shall deliver or cause to be delivered to Denison, the following documents:

(1) Certificates. A certificate, duly executed by a senior officer of Cameco, certifying that the representations and warranties of Cameco set out in this Agreement are true and correct on and as of the Closing Date and that all of the terms, covenants and conditions of Cameco set out in this Agreement have been complied with or performed by, Cameco on and as of the Closing Date.

(2) Transfer Documents. A duly executed general conveyance and such other agreements, conveyances, bills of sale and/or certificates representing or assignments of (as the case may be) all of the Cameco JV Interest and all right, title and interest of Cameco in and to the Project and the JV Agreement duly endorsed for transfer to Denison as reasonably requested by Denison (together, the “Transfer Documents”).

(3) Approvals. Any approvals or consents as may be required from any federal, provincial, municipal or other governmental or administrative bodies in order to permit the change of ownership of the Cameco JV Interest herein provided for to be completed without detrimentally affecting or resulting in the cancellation or termination of any license or permit held by, or for the benefit of, the Joint Venture.

(4) JCU ROFR. Evidence acceptable to Denison that JCU has exercised the JCU ROFR pursuant to the JV Agreement, JCU has waived the JCU ROFR, or the JCU ROFR has expired.

(5) Other Closing Documents. Such other assurances and consents, agreements, documents and instruments as may be contemplated by this Agreement or as reasonably required by Denison to complete the transactions provided for in this Agreement.

4.3 Denison’s Closing Documents. At the Closing, Denison shall deliver or cause to be delivered to the Vendor Parties, the following documents:

(1) Certificates. A certificate, duly executed by a senior officer of Denison, certifying that the representations and warranties of Denison set out in this Agreement are true and correct on and as of the Closing Date and that all of the terms, covenants and conditions of Denison set out in this Agreement have been complied with or performed by, Denison on and as of the Closing Date.

(2) Payment of Purchase Price. The certificate representing common shares of Denison in satisfaction of the Purchase Price in accordance with Section 2.2.

(3) Release Agreement. An executed copy of the Release Agreement.

(4) Approvals. Any approvals or consents from any Governmental Authority in order to permit Denison to issue the Consideration Shares comprising the Purchase Price to Cameco, including approval of the Exchanges.

(5) Other Closing Documents. Such other assurances and consents, agreements, documents and instruments as may be contemplated by this Agreement or as reasonably required by Cameco to complete the transactions provided for in this Agreement.

4.4 Denison’s Conditions and Covenant to Satisfy. Denison shall not be obligated to complete the purchase of the Cameco JV Interest pursuant to this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 4.4 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Denison. Cameco shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 4.4 are fulfilled at or before the Closing Time.

(1) Representations and Warranties. The representations and warranties of Cameco in Section 3.1 and Section 3.3 shall be true and correct at the Closing.

(2) Compliance. Cameco shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, including delivery of the closing documents listed in Section 4.2.

(3) Approvals. All approvals required in order to complete the transactions contemplated by this Agreement, shall have been obtained, on terms and conditions satisfactory to Denison, including the approval of the Exchanges.

(4) Litigation. No Order of any Governmental Authority shall have been issued, granted or made at the Closing Time or be threatened or pending, against Cameco or the Joint Venture enjoining, restraining, or preventing the completion of the transactions contemplated by this Agreement.

(5) Change of Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of (i) making the purchase of the Cameco JV Interest as set out in this Agreement illegal or otherwise preventing or prohibiting the purchase of the Cameco JV Interest by Denison; or (ii) making the issuance of the Consideration Shares as contemplated by this Agreement illegal or otherwise preventing or prohibiting the issuance of the Consideration Shares as contemplated by this Agreement.

4.5 Condition Not Fulfilled. If any condition in Section 4.4 has not been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of Denison to comply with their obligations under this Agreement, then Denison in its sole discretion may, without limiting any rights or remedies available to Denison at law or in equity, either:

(a)
terminate this Agreement by notice to Cameco, as provided in Section 4.8; or

(b)
waive compliance with any such condition without prejudice to their right of termination in the event of non-fulfilment of any other condition.

4.6   Cameco’s Conditions and Covenant to Satisfy. Cameco shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 4.6 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Cameco. Denison shall take all such actions, steps and proceedings as are reasonably within the Denison’s control as may be necessary to ensure that the conditions listed below in this Section 4.6 are fulfilled at or before the Closing Time.

(1) Representations and Warranties. The representations and warranties of Denison in Section 3.2 and Section 3.3 shall be true and correct at the Closing.

(2) Compliance. Denison shall have performed and complied with all of the terms and conditions in this Agreement on their part to be performed or complied with at or before the Closing Time, including delivery of the closing documents listed in Section 4.3.

(3) Approvals. All approvals required in order to complete the transactions contemplated by this Agreement, shall have been obtained, on terms and conditions satisfactory to Cameco, including the approval of the Exchanges.

(4) Litigation. No Order of any Governmental Authority shall have been issued, granted or made at the Closing Time or be threatened or pending, against Denison or the Joint Venture enjoining, restraining, or preventing the completion of the transactions contemplated by this Agreement.

(5) Change of Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of (i) making the purchase of the Cameco JV Interest as set out in this Agreement illegal or otherwise preventing or prohibiting the purchase of the Cameco JV Interest by Denison; or (ii) making the issuance of the Consideration Shares as contemplated by this Agreement illegal or otherwise preventing or prohibiting the issuance of the Consideration Shares as contemplated by this Agreement.

4.7 Condition Not Fulfilled. If any condition in Section 4.6 shall not have been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of Cameco to comply with its obligations under this Agreement, then Cameco in its sole discretion may, without limiting any rights or remedies available to Cameco at law or in equity, either:

(a)
terminate this Agreement by notice to Denison, as provided in Section 4.8; or

(b)
waive compliance with any such condition without prejudice to their right of termination in the event of non-fulfilment of any other condition.

4.8 Termination. This Agreement may be terminated on or prior to the Closing:

(a)
by the mutual written agreement of the Parties;

(b)
by written notice from Denison to Cameco as permitted in Section 4.5;

(c)
by written notice from Cameco to Denison as permitted in Section 4.7; or

(d)
by written notice from a Party to the other Party if Closing has not occurred within four months after the date of this Agreement.

4.9 Effect of Termination. If this Agreement is terminated:

(a)
by Denison or by Cameco under Section 4.8, then, subject to Section 4.9(b), all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 5.1, 5.2, 5.8, 5.11, 5.12, 5.13, 5.14, 5.15 which shall survive such termination; or

(b)
by a Party under Section 4.8(b) or 4.8(c) and the right to terminate arose because of a breach of this Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, any such claim by such Party against the other Party for any and all Damages sustained or incurred by the terminating Party in respect of such breach shall survive such termination.

ARTICLE 5
GENERAL

5.1 Indemnity.

(1) Cameco covenants and agrees with Denison to indemnify and save harmless Denison against all Damages suffered or incurred by Denison by reason of or arising out of any warranties or representations on the part of Cameco herein being untrue or Cameco failing to fulfil the covenants set forth herein.

(2) Denison covenants and agrees with Cameco to indemnify and save harmless Cameco against all Damages suffered or incurred by Cameco by reason of or arising out of any warranties or representations on the part of Denison herein being untrue or Denison failing to fulfil the covenants set forth herein.

5.2 Expenses. Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

5.3 Public Announcements. Denison shall publicly announce the transaction contemplated hereby promptly following the execution of this Agreement, substantially in the form set forth in Schedule B. Other than as required by applicable securities Laws or as otherwise previously disclosed, neither Party shall issue any other press release, or otherwise make filings with any Governmental Authority, with respect to the transaction contemplated by this Agreement without first providing a draft of the press release or other filing to, and consulting with, the other Party. Each Party shall act reasonably in any such consultations. For greater certainty, the foregoing shall not restrict a Party's ability to discuss the transaction in news interviews, statements at conferences, or in investor presentations or similar venues.

5.4 Survival. All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 4 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any Transfer Documents or other documents of title and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the Consideration Shares for the Cameco JV Interests Consideration Shares.

5.5 Notices. Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by email to the following email address or to such other address or email address as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by email be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a)
if to Denison:

Denison Mines Corp.
40 University Avenue
Suite 1100
Toronto Ontario M5J 1T1

Attention:
David Cates
Email:
dcates@denisonmines.com

With a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, British Columbia V7Z 1L3

Attention:
Trisha Robertson
Email:
trisha.robertson@blakes.com

(b)
if to Cameco:

Cameco Corp.
2121 – 11th Street West
Saskatoon, Saskatchewan S7M 1J3

Attention:
General Counsel
Email:
legal_notices@cameco.com

With a copy to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard St., P.O. Box 48600
Vancouver, British Columbia V7X 1T2

Attention:
Fred R. Pletcher
Email:
fpletcher@blg.com

5.6 Time of Essence. Time shall be of the essence of this Agreement in all respects.

5.7 Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Parties may require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

5.8 Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.

5.9 Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

5.10 Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Parties to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

5.11 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

5.13 Attornment. Each Party agrees (i) that any action or proceeding relating to this Agreement must be brought in a court of competent jurisdiction in the Province of Saskatchewan, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Saskatchewan court; (ii) that it irrevocably waives any right to, and will not, oppose any such Saskatchewan action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from a Saskatchewan court as contemplated by this Section 5.13.

5.14 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as a Saskatchewan contract.

5.15 Successors and Assigns. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. None of the Parties may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of their respective rights or obligations under this Agreement without the prior written consent of the other Parties.

5.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

[Signature page follows.]

51098830.12

IN WITNESS WHEREOF the Parties have executed this Agreement as of on the date first above written.

CAMECO CORP.

Signed (“Brian Reilly”)
Name: Brian Reilly
Title:   Senior Vice-President and
Chief Operating Officer

Signed (“Alice Wong”)
Name:  Alice Wong
Title:    Senior Vice-President and
Chief Corporate Officer

DENISON MINES CORP.

Signed (“David Cates”)
Name: David Cates
Title:    President and CEO

51098830.12

A-1

Schedule “A”

Form of Release

Reference is made to a purchase agreement (the “Purchase Agreement”) dated September 4, 2018 by and among Denison Mines Corp. (“Denison”) and Cameco Corp. (the “Cameco”).

As a condition to, and as consideration of the sum of $1.00 of lawful money of Canada, the completion of the transactions contemplated in the Purchase Agreement and other good and valuable consideration, the receipt and adequacy of which are hereby irrevocably acknowledged, Denison on its own behalf and on behalf of Denison’s successors and assigns (herein referred to collectively as the “Releasor”, which term includes any one or more of them) hereby releases and forever discharges (i) Cameco and its present associates and affiliates (as defined in the Canada Business Corporations Act) and their respective successors, assigns and predecessors and (ii) their respective present and former officers, directors, shareholders, servants, agents and employees and their respective predecessors, successors, personal representatives and assigns (collectively, the “Releasees”) of and from all actions, causes of action, suits, debts, duties, demands, accounts, bonds, covenants, contracts, demands, proceedings and claims for injuries, losses, damages, interest, costs, indemnity, fines, penalties, legal and professional fees and assessments or amounts of any kind whatsoever (including any loss or damage not yet ascertained) that the Releasor ever had, now has or can, shall or may hereafter have for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing up to the present time (collectively, the “Claims”) related to the Project and the Joint Venture (as those terms are defined in the Purchase Agreement); provided however that nothing contained in this Release shall operate to release Buyer and its affiliates from any of its or their obligations under the Purchase Agreement or any Claims arising in connection therewith.

The Releasor further covenants and agrees not to directly or indirectly, join, assist, aid or act in concert in any manner whatsoever with any other person in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Releasees or any of them with respect to the matters released or discharged pursuant to this Release or with respect to which the Releasor agrees not to make any claim or take any proceedings.

The Releasor further covenants and agrees not to make or continue any claim or complaint or initiate or continue any proceeding against any person which might be entitled to claim, pursuant to the provisions of any applicable statute or otherwise, contribution, indemnity or other relief over against the Releasees or any of them arising out of or in relation to the matters released or discharged pursuant to this Release.

The Releasor hereby represents, warrants and covenants that it has not assigned and will not assign to any other person any of the Claims that the Releasor is releasing herein. The Releasor confirms that no consideration given to it by any Releasee is an admission of liability or responsibility by any Releasee and any such liability or responsibility is expressly denied.

Denison and Cameco acknowledge that the facts in respect of which this Release is made may prove to be other than or different from the facts in that connection now known or believed by Denison or Cameco to be true. Denison and Cameco accept and assume the risk of the facts being different and agree that this Release shall be in all respects enforceable and not subject to termination, rescission, or variation by discovery of any differences in facts.

A-2

If any provision of this Release or any part of any provision of this Release is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) such invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Release. Each provision of this Release is separable from every other provision of this Release, and each provision of this Release is separable from every other part of such provision.

This Release shall be governed by, enforced, construed and interpreted in accordance with the laws of the Province of Saskatchewan.

51098830.12

Schedule “B”

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo
PRESS RELEASE

DENISON TO INCREASE ITS INTEREST IN
THE WHEELER RIVER URANIUM PROJECT

Toronto, ON – September 4, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE American: DNN) is pleased to announce that it has entered into an agreement with Cameco Corp. (“Cameco”) to increase its ownership in the Wheeler River Uranium Project (“Wheeler River” or the “Project”) through the acquisition of Cameco’s minority interest in the Project (the “Transaction”).

Pursuant to the terms of the Transaction, and subject to certain rights of first refusal (“ROFR”) in favor of JCU (Canada) Exploration Company Limited (“JCU”), Denison has agreed to acquire 100% of Cameco’s interest (expected to be approximately 24% by the end of 2018) in the Wheeler River Joint Venture (“Wheeler River JV”), in exchange for the issuance of 24,615,000 common shares of Denison (the “Consideration Shares”) at a deemed price of $0.65 per share, for total consideration valued at approximately $16 million (the “Purchase Price”). The acquisition of Cameco’s interest in the Wheeler River JV will increase Denison’s interest in the Project to 90% (or approximately 86.84% if JCU exercises its ROFR).

David Cates, President and CEO of Denison, commented “We are pleased to have reached an agreement with Cameco to acquire their remaining minority interest in Wheeler River. Denison, Cameco and JCU have worked together, since 2004, to advance Wheeler River to the point of being the largest undeveloped uranium project in the eastern Athabasca Basin. We believe this transaction represents a unique opportunity to add to our existing controlling interest in the Project and offer significant value accretion to Denison shareholders.” Mr. Cates further added, “We are eager to continue advancing the Project towards a development decision – with the next step being the planned completion of a Pre-Feasibility Study before the end of the third quarter.”

Wheeler River is host to the Phoenix and Gryphon uranium deposits, which are estimated to contain combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8. The Project is situated along the road and power line that runs between Cameco’s McArthur River mine and Key Lake mill complex in northern Saskatchewan, and is a joint venture between Denison (63.3%, increasing to approximately 66% by the end of 2018 under a previously announced earn-in agreement), Cameco (26.7%, decreasing to approximately 24% by the end of 2018), and JCU (10%).

Restriction on Denison Shares

The Consideration Shares will be subject to a six month escrow period, during which time Cameco has agreed to not, directly or indirectly, transfer any Consideration Shares without the prior written consent of Denison. The transfer of the Consideration Shares is also restricted for a further six month period, where Denison retains the right, under certain circumstances, to designate a purchaser upon notice from Cameco of the intent to transfer or sell all or a portion of the Consideration Shares. The issuance of the Consideration Shares is subject to the receipt of regulatory approvals from the TSX and NYSE American stock exchanges.

Rights of First Refusal

Under the terms of the Wheeler River JV, JCU’s ROFR allows for JCU to purchase its proportional interest of Cameco’s share of the Wheeler River JV alongside of Denison. Based on Denison’s expected ownership interest of approximately 66%, and JCU’s ownership interest of 10%, JCU would have the right to purchase approximately 13.16% of Cameco’s expected 24% interest in the Wheeler River JV.

The Transaction is not conditional on JCU waiving its ROFR. Accordingly, should JCU elect to exercise the ROFR, the Purchase Price to be paid to Cameco by Denison shall be reduced to approximately $13.9 million and Denison will own approximately 86.84% (rather than 90%) of the Wheeler River JV on completion of the Transaction.

Advisors & Counsel

Haywood Securities Inc. is acting as financial adviser to Denison in connection with the transaction, and Blake, Cassels & Graydon LLP is acting as legal counsel to Denison.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8.  The project is host to the high-grade Gryphon and Phoenix uranium deposits (discovered by Denison in 2014 and 2008, respectively), and is a joint venture between Denison (63.3% and operator), Cameco (26.7%), and JCU (10%).

A Pre-Feasibility Study ("PFS") was initiated for the Wheeler River project in Q3'2016 and is expected to be completed during Q3’2018. Prior to initiation of the PFS, a Preliminary Economic Assessment ("PEA") was completed in 2016, which considered the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's 60% share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% basis).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In January, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project. Pursuant to the agreement, as at December 31, 2017, Denison had increased its interest in the Wheeler River project from 60% to 63.3%.

Further details regarding the Wheeler River project are provided in the NI 43-101 Technical Report for the Wheeler River project titled "Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018.   A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 321,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners; the proposed transaction with Cameco, including its terms, conditions, and likelihood and anticipated effect of its completion; effect of completion; the interests of JCU and its rights under the terms of the Wheeler River JV; estimates of Denison's mineral resources and the results of its PEA; and plans and objectives with respect to preparing a PFS to assess on a preliminary basis the potential for project development. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

51098830.12